SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of:  June 2003

Commission File Number 0-22617

Minco Mining & Metals Corporation

(Registrant's name)

1055 West Hastings Street, Suite 1980

Vancouver, British Columbia, Canada  V6E 2E9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X

Form 40-F    ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ___

No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

All reference to dollar or $ is in Canadian dollars unless otherwise stated.

(Page 1)

1.

Private Placement Up to Cdn$1,500,000

On June 9, 2003, Minco Mining & Metals Corporation (the "Registrant") announced a proposed private placement of up to Cdn$1,500,000 the proceeds of which, if concluded, would be used for advancing exploration on the Registrant's gold exploration projects in China and general working capital.

A copy of the Registrant's news release dated June 9, 2003 announcing the proposed Private Placement is attached.

2.

Exhibits

2.1

News Releases dated June 9, 2003.

2.2

Blank Subscription Agreement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINCO MINING & METALS CORPORATION

/s/ William Meyer

Date:    June 9, 2003

                                                                        William Meyer

Director and Chairman

Exhibit 2.1

TSX : MMM

For Immediate Release:  June 9, 2003                                                                                                                          NEWS RELEASE

Minco Announces Private Placement Up To Cdn$1,500,000

Vancouver, British Columbia - Minco Mining and Metals Corporation announces that it proposes to complete a non-brokered private placement of up to Cdn$1,500,000 at a price of Cdn$0.35 per unit.  Each unit consists of one common share and one half non-transferable share purchase warrant.  Each whole warrant entitles the warrant holder to purchase one common share of Minco Mining for a period of two years.  Each whole warrant is exercisable on payment of Cdn$0.40 into one common share of the Company in the first year and Cdn$0.60 per common share if exercised in the second year.    A finder's fee will be paid associated with this financing.

Proceeds from the proposed financing will be used for advancing exploration on the Company's Gobi and BYC gold projects in China and for general corporate working capital.

The private placement is subject to the approval of The Toronto Stock Exchange and a four month statutory holding period from the date of closing.

Minco Mining & Metals Corporation is listed on the Toronto Stock Exchange (TSX:MMM).  The Company has advanced gold and base metal properties in China.

For further information, please contact Steve Kubota, Investor Relations Manager at Minco at

1-888-288-8288 or (604) 688-8002

The Toronto Stock Exchange does not accept responsibility for the accuracy of this news release

Exhibit 2.2

PRIVATE PLACEMENT SUBSCRIPTION AGREEMENT

UNITS

BETWEEN:

                                _______________________________________________________________________

Name of Purchaser [Please Print]

                                _______________________________________________________________________

Address of Residence of Purchaser

                                _______________________________________________________________________

(the ”Purchaser”)

AND:

MINCO MINING & METALS CORPORATION, Suite 1980, 1055 West Hastings Street, Vancouver, British Columbia, V6E 2E9

(the ”Company”)

Subject and pursuant to the terms and conditions set out in Schedule "A" attached hereto, the Purchaser, who, if resident in British Columbia, qualifies to purchase as represented in subsection (a), (b), (c), (d), (e), (f), (g), (h) or (i) [circle applicable subsection] of section 5.3 of Schedule “A”, or, if resident in Alberta, qualifies to purchase as represented in subsection (a), (b), (c), (d), (e), (f), (g) or (h) [circle applicable subsection] of section 5.4 of Schedule “A”, or, if resident in, or otherwise subject to the securities laws of, Ontario, qualifies to purchase as represented in subsection (a) or (b) [circle applicable subsection] of section 5.5 of Schedule “A” and, if not resident in British Columbia, qualifies to purchase under BC Instrument 72-503 Distribution of Securities Outside British Columbia as represented in section 5.6 of Schedule “A”, hereby irrevocably subscribes for, and at the Closing will purchase from the Company,

Units of the Company, at a price of $0.35 per Unit, each Unit being comprised of one Common Share and one half Warrant, for a total purchase price of

.

The Purchaser hereby directs the Company to issue and register the certificates representing the Shares and Warrants comprising the Units subscribed for above, and deliver them, as follows:

Registration Instructions:

Delivery Instructions:

_______________________________                                        __________________________________

Name                                                                                                      Account reference, if applicable

_______________________________                                        __________________________________

Account reference, if applicable                                                      Contact Name

_______________________________                                        __________________________________

Address                                                                                                  Address

______________________________                                        __________________________________

                                                                                                              (Telephone Number)

The Purchaser represents to the Company that the Purchaser’s present direct and indirect holdings of securities of the Company are as follows:

DATED this_____ day of _____________________, 2003.

TO BE COMPLETED BY INDIVIDUAL PURCHASER               TO BE COMPLETED BY CORPORATE, PARTNERSHIP OR TRUST PURCHASER

___________________________________________                          ___________________________________________
Name of Purchaser [Please Print]                                                          Name of Purchaser [Please Print]

___________________________________________                          ___________________________________________
Signature of Purchaser                                                                           Authorized Signatory

___________________________________________                          ___________________________________________
Address of Residence of Purchaser                                                        Name and Title of Authorized Signatory [Please Print]

___________________________________________                          ___________________________________________
                                                                                                                Address of Residence of Purchaser

___________________________________________                          ___________________________________________
Social Insurance Number

MINCO MINING & METALS CORPORATION accepts the subscription set forth above this ______ day of ____________, 2003.

___________________________________________
Authorized Signatory

SCHEDULE "A"

TO PRIVATE PLACEMENT SUBSCRIPTION AGREEMENT

1.

Subscription

The Purchaser hereby irrevocably subscribes for and agrees to purchase from the Company, on the terms and conditions set forth herein, that number of units (the “Units”) of the Company set forth on the cover page of this subscription.  The Purchaser acknowledges that this subscription forms part of a larger offering by the Company of up to an aggregate of 4,285,714 units at a price of $0.35 per unit (the "Offering").  For purposes hereof, ”Agreement” means the agreement between the Purchaser and the Company resulting from the Company’s acceptance of this subscription.

2.

Description of Units

2.1

Each Unit is comprised of one common shares in the capital of the Company (each common share referred to as a "Share") and one half common share purchase warrant (each warrant referred to as the “Warrants”).

2.2

Each Whole Warrant will be non-transferable, and will entitle the Purchaser to acquire one common shares in the capital of the Company as constituted on the date hereof (each such common share referred to as a Warrant Share") at a price of $0.40 per Warrant Share at any time on or before 4:00 p.m. (Vancouver time) on _______________________.

2.3

The terms and conditions which govern the Warrants will be referred to on the certificates representing the Warrants and will, among other things, include provisions for the appropriate adjustment in the class, number and price of the shares issuable upon exercise of the Warrants upon the occurrence of certain events, including any subdivision, consolidation or reclassification of the Company's common shares, the payment of stock dividends and the amalgamation of the Company.

2.4

The issue of the Warrants will not restrict or prevent the Company from obtaining any other financing, or from issuing additional securities or rights, during the period within which the Warrants may be exercised.

2.5

The Units, the Shares, the Warrants and the Warrant Shares are sometimes collectively referred to as the "Securities".

3.

Conditions of Purchase

3.1

The Purchaser acknowledges that the Company's obligation to sell the Units to the Purchaser is subject to, among other things, the conditions that:

(a)

the Purchaser duly completes, executes and returns to the Company this subscription, together with all documents required by applicable securities legislation and the Canadian Venture Exchange (the "Exchange") for delivery on behalf of the Purchaser, including a duly completed and executed Appendix "I-A" – Corporate Placee Registration Form and Appendix “I-B” – Additional Undertaking and Certification – Portfolio Manager, if the Purchaser is required to and has not already filed the same with the Exchange, an Appendix "II" – BC Form 45-903F1, if required under the Securities Act (British Columbia) (the "B.C. Act") or the regulations, rules, orders, instruments, notices, directions, rulings or published policy statements thereunder (collectively with the B.C. Act, the ”B.C. Laws”), Appendix ”III” – Certificate of a U.S. Person if the Purchaser is a U.S. Person (as defined below), Appendix ”IV” – B.C. Certificate and Appendix ”IV-A” – Risk Acknowledgement, if applicable, Appendix ”V” – Alberta Certificate and Appendix ”V-A” – Risk Acknowledgement, if applicable, and Appendix ”VI” – Ontario Certificate, if the Purchaser is resident in, or otherwise subject to the securities laws of, Ontario;

(b)

the Company accepts this subscription;

(c)

all necessary regulatory and Exchange approvals have been obtained by the Company prior to the Closing (as defined below);

(d)

the sale of the Units is exempt from the requirement to file a prospectus under any applicable statute relating to the sale of the Units or upon the issuance of such orders, consents or approvals as may be required to permit such sale without the requirement of filing a prospectus or delivering an offering memorandum; and

(e)

the representations and warranties of the Purchaser remain true and correct at the Closing.

4.

Delivery

Delivery of the Units (the "Closing") shall be completed at the Company's offices at 11:00 a.m. (Vancouver time) or at such other time or place, on a day to be determined by the Company (the ”Closing Date”), which day will be no earlier than 3 business days after the Exchange accepts the Offering for filing on behalf of the Company and no later than the maximum time permitted by the Exchange for the Closing to occur.

5.

Purchaser’s Representations and Warranties

The Purchaser represents, warrants and covenants to the Company that:

5.1

The Purchaser is resident in the jurisdiction set forth in the “Address of Residence of Purchaser” set out on the cover page of this Agreement, and the Purchaser either:

(a)

(i)

is not a ”U.S. Person” (as that term is defined in the U.S. Securities Act of 1933, as amended (the ”1933 Act”)) and is not purchasing the Units for the account of or benefit of a U.S. Person;

(ii)

was not offered the Units in the United States of America; and

(iii)

did not execute or deliver this Agreement in the United States of America.

or

(b)

is a U.S. Person and has duly completed, executed and delivered to the Company Appendix "III" to this Agreement (Certificate of a U.S. Person) and represents, warrants and covenants to the Company as to the accuracy of all matters set out therein.

5.2

The Purchaser is aware that no prospectus has been prepared or filed by the Company with any securities commission or similar authority in connection with the offering of the Units contemplated hereby, and that:

(a)

the Purchaser may be restricted from using most of the civil remedies available under applicable securities legislation;

(b)

the Purchaser may not receive information that would otherwise be required to be provided under applicable securities legislation and the Company is relieved from certain obligations that would otherwise be required to be given if a prospectus were provided under applicable securities legislation in connection with the Offering; and

(c)

the issuance and sale of the Units to the Purchaser is subject to such sale being exempt from the requirements of applicable securities laws as to the filing of a prospectus.

5.3

If the Purchaser is resident in British Columbia, then either:

(a)

the Purchaser is:

(i)

an employee, senior officer or director of the Company or an employee, senior officer or director of an affiliate of the Company and the Purchaser has not been induced to purchase the Units by expectation of employment or continued employment;

(ii)

a trustee on behalf of a person referred to in paragraph (i) above; or

(iii)

an issuer all of the voting securities of which are beneficially owned by one or more of the persons referred to paragraph (i) above; or

(iv)

an individual employed by a person providing management services to the Company and the Purchaser has not been induced to purchase the Units by expectation of employment or continued employment with either the Company or the person providing the management services; or

(b)

the Purchaser is purchasing the Units as principal and the aggregate acquisition cost of the Units to the Purchaser is not less than $97,000; and

(i)

if the Purchaser is not an individual, the Purchaser was not created solely, nor is it used primarily, to permit the purchase of securities without a prospectus by a group of individuals whose individual share of the aggregate acquisition cost thereof is less than $97,000; or

(ii)

if the Purchaser is an individual, the Purchaser shall complete, execute and deliver to the Company an Appendix "II" to this Agreement (BC Form 45-903F1); or

(c)

(i)

the Purchaser is a trust company or insurance company authorized to carry on business in British Columbia under the Financial Institutions Act (British Columbia) (a "Trust Company or Insurance Company") and is purchasing the Units as agent or trustee for accounts that are fully managed by the Purchaser; and

(ii)

the aggregate acquisition cost of the Units to the Purchaser is not less than $97,000; or

(d)

(i)

the Purchaser is an advisor who manages the investment portfolio of clients through discretionary authority granted by one or more clients (a "Portfolio Manager"), carries on business as a Portfolio Manager in British Columbia, and is purchasing the Units as an agent for accounts that are fully managed by the Purchaser; and

(ii)

the aggregate acquisition cost of the Units to the Purchaser is not less than $97,000;

and, for purposes of subsections 5.3(c) and (d), an account is fully managed by a Trust Company or Insurance Company or a Portfolio Manager where the Trust Company or Insurance Company or the Portfolio Manager makes the investment decisions for the account and has full discretion to purchase or sell securities for the account without requiring the client’s express consent to a transaction; or

(e)

the Purchaser is purchasing the Units as principal and is:

(i)

the Business Development Bank of Canada;

(ii)

a savings institution;

(iii)

an insurer;

(iv)

a subsidiary of a person referred to in subsections (i), (ii) or (iii) above, if that person owns beneficially all of the voting securities of the subsidiary, except the voting securities required by law to be owned by directors of the subsidiary;

(v)

the government of Canada or a province; or

(vi)

a municipal corporation, public board or commission in Canada; or

(f)

the Purchaser is not an individual, is purchasing the Units as principal, and is designated as an exempt purchaser in an order made by the Executive Director of the British Columbia Securities Commission, and will, upon request, provide a copy of the order of the Company; or

(g)

the Purchaser is purchasing the Units as principal and is:

(i)

an ”accredited investor” as defined in Multilateral Instrument 45-103 Capital Raising Exemptions (”MLI 45-103”); or

(ii)

a director, senior officer or control person of the Company, or of an affiliate of the Company; or

(iii)

a spouse, parent, grandparent, brother, sister or child of a director, senior officer or control person of the Company, or of an affiliate of the Company; or

(iv)

a close personal friend of a director, senior officer or control person of the Company, or of an affiliate of the Company; or

(v)

a close business associate of a director, senior officer or control person of the Company, or of an affiliate of the Company, or

(vi)

a person or company that is wholly-owned by any combination of persons or companies described in paragraphs (ii) to (v);

and the Purchaser has duly completed item 1. or 2. of, and executed and delivered to the Company, an Appendix ”IV” - B.C. Certificate; or

(h)

the Purchaser is an “employee”, an “employee administrator”, an “executive”, an “executive administrator”, a “consultant”, a “consultant company” or a “consultant partnership”, other than an “associated consultant” or an “investor consultant”, of the Company or of an affiliated entity of the Company (as each of those terms is defined in B.C. Instrument 45-507 Trades to Employees, Executives and Consultants (“BCI 45-507”)), the Purchaser’s purchase of the Units is “voluntary” (as defined in BCI 45-507) and the Purchaser has duly completed item 3. of, and executed and delivered to the Company, an Appendix “IV” – B.C. Certificate; or

(i)

the Purchaser is purchasing the Units as principal or fits within the provisions of subsections (c)(i) or (d)(i) of this section 5.3, has received an offering memorandum delivered by the Company in accordance with Part 4 of MLI 45-103 (the “Offering Memorandum”) before signing this subscription and the Purchaser has, at the same time or before signing this subscription, delivered to the Company a signed Appendix “IV-A” – Risk Acknowledgement and, if applicable, Appendix “I-B” – Portfolio Manager: Additional Undertaking and Certification.

5.4

If the Purchaser is resident in Alberta, then either:

(a)

the Purchaser is purchasing the Units as principal for its own account and not for the benefit of any other "person" (as defined in the Securities Act (Alberta) (the “Alberta Act”) and the aggregate acquisition cost of the Units to the Purchaser is not less than $97,000 and if the Purchaser is a corporation, syndicate, partnership, or other form of unincorporated organization, such corporation, syndicate, partnership or other form of unincorporated organization pre-existed the offering of the Units and has a bona fide purpose other than investment in the Units, or, if created to permit such investment, the individual shares of the aggregate acquisition cost for each participant is not less than $97,000; or

(b)

if the Purchaser is not purchasing the Units as principal, it is duly authorized to enter into this Agreement and to execute all documentation in connection with the purchase on behalf of each beneficial purchaser; it acknowledges that the Company is required by law to disclose, on a confidential basis, to certain regulatory authorities, the identity of each beneficial purchaser of the Units for whom it may be acting; it and each beneficial purchaser are resident in the jurisdiction set out as the "Address of Residence of Purchaser" on the cover page of this Agreement; and it fully complies with the criteria set forth below:

(i)

if it is resident in Alberta, it is trading for accounts fully managed by it and is a trust corporation trading as trustee or agent, a portfolio manager trading as agent, or a person or company trading as agent that, except for an exemption under the Alberta Act or the rules thereunder, is required to be registered as a portfolio manager and the aggregate acquisition cost of the Units to the Purchaser is not less than $97,000; or

(ii)

it is acting as agent for one or more disclosed principals resident in Alberta, each of which principals is purchasing as a principal for its own account, not for the benefit of any other person and not with a view to the resale or distribution of all or any of the Units, and each of which principals complies with subsection 5.4(a); or

(c)

the Purchaser is:

(i)

a senior officer or director of the Company or of an affiliate of the Company; or

(ii)

a spouse, parent, brother, sister or child of any person referred to in paragraph (i) above; or

(iii)

a company, all of whose voting securities are beneficially owned by one or more of the persons referred to in paragraphs (i) or (ii) above; or

(iv)

close friends or business associates of a promoter of the Company, or a company all of whose voting securities are beneficially owned by a single close friend or business associate of a promoter of the Company; or

(d)

the Purchaser is:

(i)

an employee of the Company or of an affiliate of the Company,

(ii)

a trustee or plan administrator acting on behalf of the employees of the Company or of an affiliate of the Company;

and the Purchaser has not been required directly or indirectly by the Company or an affiliate of the Company to purchase the Securities.

(e)

the Purchaser is purchasing the Units as principal and is:

(i)

a financial institution

(ii)

the Federal Business Development Bank;

(iii)

an insurance company;

(iv)

a subsidiary of any of the parties referred to in subsection (i), (ii), or (iii) above if that party beneficially owns all of the voting securities of that subsidiary

(v)

the government of Canada or a province; or

(vi)

any municipal corporation or public board or commission in Canada; or

(f)

the Purchaser is purchasing the Units as principal and is recognized by the Alberta Securities Commission as an exempt purchaser and will provide evidence of such recognition to the Company.

(g)

the Purchaser is purchasing the Units as principal and is:

(i)

an “accredited investor” as defined in Multilateral Instrument 45-103 Capital Raising Exemptions (“MLI 45-103”); or

(ii)

a director, senior officer or control person of the Company, or of an affiliate of the Company; or

(iii)

a spouse, parent, grandparent, brother, sister or child of a director, senior officer or control person of the Company, or of an affiliate of the Company; or

(iv)

a close personal friend of a director, senior officer or control person of the Company, or of an affiliate of the Company; or

(v)

a close business associate of a director, senior officer or control person of the Company, or of an affiliate of the Company, or

(vi)

a person or company that is wholly-owned by any combination of persons or companies described in paragraphs (ii) to (v);

and the Purchaser has duly completed item 1. or 2. of, and executed and delivered to the Company, an Appendix “V” - Alberta Certificate; or

(h)

the Purchaser is purchasing the Units as principal, has received an offering memorandum delivered by the Company in accordance with Part 4 of MLI 45-103 (the “Offering Memorandum”) before signing this subscription, has, at the same time or before signing this subscription, delivered to the Company a signed Appendix “V-A” – Risk Acknowledgement and either:

(i)

the Purchaser is an “eligible investor” as defined in MLI 45-103 and has duly completed item 3. of, and executed and delivered to the Company, an Appendix “V” – Alberta Certificate; or

(ii)

the aggregate acquisition cost of the Units to the Purchaser does not exceed $10,000.

5.5

If the Purchaser is resident in, or otherwise subject to the securities laws of, Ontario, then either:

(a)

the Purchaser is purchasing the Units as principal for its own account and not for the benefit of any other “person”, as defined in the Securities Act (Ontario) (the “Ontario Act”), or company, is either an “accredited investor” as defined in Ontario Securities Commission Rule 45-501 Exempt Distributions (“OSC Rule 45-501”) or an “employee”, “employee administrator”, “executive”, “executive administrator”, “consultant”, “consultant company” or “consultant partnership” of the Company or of an affiliated entity of the Company (as each of those terms is defined in Ontario Securities Commission Rule 45-503 Trades to Employees, Executives and Consultants (“OSC Rule 45-503”)) and the Purchaser’s participation in the trade is voluntary, and the Purchaser has duly completed item 1. of, and executed and delivered to the Company, an Appendix “VI” – Ontario Certificate; or

(b)

the Purchaser is purchasing the Units as agent for a disclosed principal, each beneficial purchaser of the Units for whom it is acting as agent is purchasing as principal for its own account and not for the benefit of any other person, is an “accredited investor” as defined in OSC Rule 45-501 or an “employee”, “employee administrator”, “executive”, “executive administrator”, “consultant”, “consultant company” or “consultant partnership” of the Company or of an affiliated entity of the Company as defined in OSC Rule 45-503, and has duly completed item 2. of, and executed and delivered to the Company, an Appendix “IV” – Ontario Certificate, and the Purchaser is an agent with due and proper authority to execute all documentation in connection with the purchase on behalf of the beneficial purchaser.

5.6

If the Purchaser is not resident in British Columbia, the Purchaser certifies that it is not resident in British Columbia, is resident in the jurisdiction set forth in the “Address of Residence of Purchaser” set out on the cover page of this Agreement, and:

(i)

is knowledgeable of, or has been independently advised as to, the Foreign Jurisdiction’s Securities Laws (as defined below);

(ii)

is purchasing the Units pursuant to exemptions from any prospectus, registration or similar requirements under the Foreign Jurisdiction’s Securities Laws, or, if such is not applicable, the Purchaser is permitted to purchase the Units under the Foreign Jurisdiction’s Securities Laws without the need to rely on exemptions; and

(iii)

the distribution of the Securities to the Purchaser by the Company complies with all the Foreign Jurisdiction’s Securities Laws.

For purposes hereof, “Foreign Jurisdiction’s Securities Law” means, in respect of each and every offer and sale of the Units, the securities legislation having application and the regulations, rules, orders, instruments, notices, directions, rulings and published policy statements of the securities regulatory authorities having jurisdiction over the Purchaser and the Offering, other than the laws of British Columbia which would apply to this subscription, if any.

5.7

The Purchaser will, and will use its best efforts to cause any purchaser for whom the Purchaser is acting to, comply with all applicable securities laws and with the policies of the Exchange concerning the purchase of, the holding of and the resale restrictions on the Securities.

5.8

The Purchaser is aware that, except as provided in the Offering Memorandum, the offer made by this subscription is irrevocable and requires acceptance by the Company and the acceptance for filing thereof by the Exchange and will not become an agreement between the Purchaser and the Company until accepted by the Company signing in the space above.

5.9

If an individual, the Purchaser has attained the age of majority and is legally competent to execute and deliver this subscription and to take all actions required pursuant hereto and if a corporation, the Purchaser has been duly incorporated and validly exists under the laws of its jurisdiction of incorporation and all necessary approvals by its directors and shareholders have been obtained for the execution and delivery of this subscription.

5.10

Upon acceptance of this subscription by the Company, this Agreement will constitute a legal, valid and binding contract of purchase enforceable against the Purchaser in accordance with its terms and will not violate or conflict with the terms of any restriction, agreement or undertaking respecting purchases of securities by the Purchaser.

5.11

The Purchaser’s purchase of the Units has not been made through or as a result of, the distribution of the Units is not being accompanied by and the Purchaser is not aware of, an advertisement of the securities in printed media of general and regular paid circulation, radio or television.

5.12

No prospectus within the meaning of the Securities Laws (defined below) has been delivered to the Purchaser in connection with the Offering.

5.13

No person has made to the Purchaser any written or oral representation;

(a)

that any person will resell or repurchase any of the Securities;

(b)

that any person will refund the purchase price of the Securities;

(c)

as to the future price or value of any of the Securities; or

(d)

that any of the Securities will be listed and posted for trading on a stock exchange or that application has been made to list and post any of the Securities for trading on a stock exchange, other than the Exchange.

5.14

None of the Units are being purchased by the Purchaser with knowledge of any material fact about the Company that has not been generally disclosed.

5.15

If a corporation, the Purchaser has either completed the Appendix “I-A” to this Agreement (Corporate Placee Registration Form) and, if required, the Appendix “I-B” to this Agreement (Additional Undertaking and Certification – Portfolio Manager), and authorizes the Company to file the same with the Exchange on behalf of the Purchaser, or the Purchaser represents to the Company that it has already filed it or them with the Exchange and there has been no change in the information contained therein.

6.

Purchaser's Acknowledgments

6.1

The Purchaser acknowledges (on its own behalf and, if applicable, on behalf of those for whom the Purchaser is contracting hereunder) as set forth below:

(a)

This subscription forms part of a larger Offering.

(b)

The Shares, Warrants and Warrant Shares are subject to resale restrictions under applicable Securities Laws (defined below).  The Purchaser is advised to consult its own legal advisors in this regard.  For purposes hereof, "Securities Laws" means the B.C. Laws and, if the Purchaser is resident in Alberta, the Alberta Act and the regulations, rules, orders, instruments, notices, directions, rulings and published policy statements thereunder, and, if the Purchaser is resident in Ontario, the Ontario Act and the regulations, rules, orders, instruments, notices, directions, rulings and published policy statements thereunder, and, if the Purchaser is not resident in British Columbia, the Foreign Jurisdiction’s Securities Laws.

(c)

The Units are being offered for sale only on a "private placement" basis.

(d)

In purchasing the Units, the Purchaser has relied solely upon publicly available information relating to the Company and not upon any oral or written representation as to any fact or otherwise made by or on behalf of the Company or any other person associated therewith, the decision to purchase the Units was made on the basis of publicly available information and the decision to acquire the Warrant Shares (issuable upon the exercise of the Warrants) will also be made on the basis of currently available public information.

(e)

The Purchaser's ability to transfer the Shares, Warrants and Warrant Shares is limited by, among other things, the Securities Laws and the policies of the Exchange.  In particular, the Purchaser acknowledges having been informed that the Shares and Warrants, and any Warrant Shares issued upon exercise of the Warrants, may not be sold or otherwise disposed of in Canada for a period of one year, or four months if the Company is a “qualifying issuer” as that term is defined in Multilateral Instrument 45-102 Resale of Securities (“MLI 45-102”), from the date of distribution of the Units and may be subject to additional resale restrictions if such sale or other disposition would be a “control distribution”, as that term is defined in MLI 45-102.  If the Purchaser is not resident in British Columbia, Alberta or Ontario, additional resale restrictions may apply under the Foreign Jurisdiction’s Securities Laws.  In addition, the policies of the Exchange provide that the Shares, Warrants and any Warrant Shares issued upon exercise of the Warrants, may not be sold or otherwise disposed of for a period of not less than four months from the Closing Date.

(f)

The representations, warranties, covenants and acknowledgements of the Purchaser contained in this Agreement, and in any Appendices or other documents or materials executed and delivered by the Purchaser hereunder, are made by the Purchaser with the intent that they may be relied upon by the Company and its professional advisors in determining the Purchaser's eligibility, or (if applicable) the eligibility of others on whose behalf the Purchaser is contracting hereunder, to purchase the Units and the Purchaser hereby agrees to indemnify and save harmless the Company and such advisers against all losses, claims, costs, expenses and damages or liabilities which they may suffer or incur caused or arising from their reliance thereon.  The Purchaser further agrees that by accepting the Shares and Warrants the Purchaser shall be representing and warranting that the foregoing representations and warranties are true as at the Closing with the same force and effect as if they had been made by the Purchaser at the Closing and that they shall survive the purchase by the Purchaser of the Units and any Warrant Shares and shall continue in full force and effect notwithstanding any subsequent disposition by the Purchaser of the Shares, the Warrants or the Warrant Shares.

(g)

The sale and delivery of the Units to the Purchaser or to any purchaser on whose behalf the Purchaser is contracting is conditional upon such sale being exempt from the requirement to file a prospectus or to prepare and deliver an offering memorandum under any applicable statute relating to the sale of the Units or upon the issuance of such orders, consents or approvals as may be required to permit such sale without the requirement of filing a prospectus or preparing and delivering an offering memorandum.  The Purchaser further acknowledges and agrees that the Company may be required to provide applicable securities regulatory authorities with a list setting forth the identities of the beneficial purchasers of the Units and that the Purchaser will provide, on request, particulars as to the identity of such beneficial purchasers as may be required by the Company in order to comply with the foregoing.

(h)

(i)

No securities commission or similar regulatory authority has reviewed or passed on the merits of the Securities.

(ii)

There is no government or other insurance covering the Securities.

(iii)

There are risks associated with the purchase of the Securities.

(iv)

There are restrictions on the Purchaser's ability to resell the Securities and it is the responsibility of the Purchaser to find out what those restrictions are and to comply with them before selling the Securities.

(v)

The Company has advised the Purchaser that it is relying on an exemption from the requirements to provide the Purchaser with a prospectus and to sell the Securities through a person registered to sell securities under the B.C. Act and, as a consequence of acquiring Securities pursuant to this exemption, certain protections, rights and remedies provided by the B.C. Act, including statutory rights of rescission or damages, will not be available to the Purchaser.

(i)

The Purchaser (or others for whom it is contracting hereunder) has been advised to consult its own legal advisors with respect to the merits and risks of an investment in the Securities and with respect to applicable resale restrictions and it (or others for whom it is contracting hereunder) is solely responsible, and the Company is not in any way responsible, for compliance with applicable resale restrictions.

(j)

This subscription is conditional upon its acceptance by the Company and the Agreement is conditional upon its acceptance for filing by the Exchange.

(k)

Each person exercising a Warrant will be required to give:

(a)

written certification that it is not a U.S. Person and that the Warrant is not being exercised on behalf of a U.S. Person; or

(b)

a written opinion of counsel to the effect that the Warrant and the Warrant Shares have been registered under the 1933 Act or are exempt from registration thereunder; or

(c)

written certification that it is a person within the United States and that the representations, warranties and covenants of such person contained in this Subscription Agreement are true and correct as of the date of exercise of the Warrant.

(l)

The Company may pay a finder’s fee or commission in respect of all, or part of, the Offering in cash, shares, warrants or a combination thereof, as may be permitted by the B.C. Laws and under the policies of the Exchange.

7.

Resale Restrictions and Legending of Securities

7.1

In addition to the acknowledgements given in Article 6 hereof, the Purchaser acknowledges that the Shares and Warrants will be subject to statutory and Exchange imposed resale restrictions. In addition, the Purchaser further acknowledges that, if any Warrants are exercised prior to the expiry of the statutory or Exchange imposed resale restrictions, the Warrant Shares obtained upon such exercise will also be subject to statutory or Exchange imposed resale restrictions.  Purchasers are advised to consult their own legal advisors in this regard.

7.2

The Purchaser acknowledges that a legend will be endorsed on the certificates representing the Shares and Warrants and, if any Warrants are exercised prior to the expiry of the statutory or Exchange imposed resale restrictions, a legend will be endorsed on the certificates representing the Warrant Shares, to the effect that the securities represented thereby are subject to a hold period and may not be traded until the expiry thereof except as permitted by applicable securities legislation and the policies of the Exchange.

7.3

The Purchaser acknowledges that the Securities have not been registered under the 1933 Act or the securities laws of any State of the United States and that the Company does not intend to register any of the Securities under the 1933 Act, or the securities laws of any State of the United States and has no obligation to do so.  The Securities may not be offered or sold in the United States unless registered in accordance with United States federal securities laws and all applicable State securities laws or exemptions from such requirements are available.  The Purchaser acknowledges that the Company will not register any transfer of any of the Securities not made in accordance with Regulation S of the 1933 Act or pursuant to an available exemption from registration.

7.4

The Purchaser acknowledges that each Warrant issued to a U.S. Person will bear a legend stating that the Warrant and the Warrant Shares issuable upon its exercise have not been registered under the 1933 Act and that the Warrant may not be exercised by or on behalf of any U.S. Person unless registered under the 1933 Act or an exemption from such registration is available.

8.

Company's Representations and Warranties

8.1

The Company represents and warrants to the Purchaser that:

(a)

its common shares are currently listed on the Exchange;

(b)

it will reserve or set aside sufficient shares in the treasury of the Company to issue the Securities;

(c)

no advertisement of the securities offered hereby or of any of the securities of the Company has been made or is being made in relation to or in conjunction with the distribution pursuant to the Offering.

9.

General

9.1

Time shall, in all respects, be of the essence hereof.

9.2

The Purchaser authorizes the Company to correct any minor errors in, or complete any minor information missing from, any of the Appendix "I-A" (Corporate Placee Registration Form), Appendix “I-B” (Additional Undertaking and Certification – Portfolio Manager), Appendix “II”(BC Form 45-903F1), Appendix “III” (Certificate of a U.S. Person), Appendix “IV” (B.C. Certificate), Appendix “V” (Alberta Certificate) or Appendix “VI” (Ontario Certificate) to this Agreement, which are required to be completed and executed by the Purchaser and delivered to the Company hereunder.

9.3

All references herein to monetary amounts are to lawful money of Canada.

9.4

The headings contained herein are for convenience only and shall not affect the meaning or interpretation hereof.

9.5

Except as expressly provided for in this Agreement and in the agreements, instruments and other documents provided for or contemplated herein, this Agreement constitutes the only agreement between the parties with respect to the subject matter hereof and shall supersede any and all prior negotiations and understandings.  This Agreement may be amended or modified in any respect by written instrument only.

9.6

The terms and provisions of this Agreement shall be binding upon and enure to the benefit of the Purchaser, the Company and their respective successors and assigns; provided that, except as herein provided, this Agreement shall not be assignable by any party without the written consent of the other.

9.7

This Agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein and the parties hereto hereby attorn to the exclusive jurisdiction of the courts of the Province of British Columbia.

9.8

This Agreement is intended to and shall take effect on the date of acceptance of the subscription by the Company, notwithstanding its actual date of execution or delivery by any of the parties hereto, and shall be dated for reference as of the date of such acceptance by the Company.

10.

Method of Payment

10.1

Payment for the Units subscribed for (the "Subscription Amount") must accompany this subscription and shall be paid by certified cheque, bank draft, cashier's cheque or wire transfer drawn on a chartered bank made payable to the Company.

10.2

Except in respect of a purchase of the Units pursuant to subsection 5.3(i) or 5.4(h), in which case any part of the Subscription Amount paid by the Purchaser must be held in trust by the Company as described in the Offering Memorandum, the Purchaser acknowledges that payment of the Subscription Amount will not be held in trust pending Closing and may be used by the Company in its sole discretion and, until the Shares and Warrants are issued and delivered, will constitute an interest free loan to the Company.

11.

Execution

This Agreement may be executed in any number of counterparts and may be executed and delivered by facsimile, all of which when taken together shall be deemed to be one and the same document.

APPENDIX "I-A"

FORM 4D1

CORPORATE PLACEE REGISTRATION FORM

Where subscribers to a private placement are not individuals, the following information about the placee must be provided.  This Form will remain on file with the Exchange.  The corporation, trust, portfolio manager or other entity (the “Placee”) need only file it once, and it will be referenced for all subsequent private placements in which it participates.  If any of the information provided in this Form changes, the Placee must notify the Exchange prior to participating in further placements with Exchange listed companies.

1. Name of Placee:

    __________________________________________________________________________

2. Address of Placee’s Head Office:

    __________________________________________________________________________

3. Jurisdiction of Incorporation or Creation:

    __________________________________________________________________________

4.

If the Placee will be purchasing securities as principal, but not as a portfolio manager, please check the box and include the names and addresses of persons having a greater than 10% beneficial interest in the Placee:

        _____________________________________________________________________ [  ]

5.

The undersigned acknowledges that they are bound by the provisions of applicable Securities Law, including provisions concerning the filing of insider reports and reports of acquisitions (See for example, sections 87 and 111 of the Securities Act (British Columbia) and sections 141 and 147 of the Securities Act (Alberta)).

6.

For Placees which are portfolio managers or trusts purchasing pursuant to an exemption from the prospectus requirements prescribed by British Columbia Securities Law and are required pursuant to the applicable exemption to be purchasing as agent for accounts that are fully managed by it, please check the box and complete the Additional Undertaking and Certification in Form 4D2.[  ]

Dated at _________________________ on ____________________________.

                                                                        ___________________________________

(Name of Purchaser – please print)

                                                                        ___________________________________

(Authorized Signature)

                                                            ___________________________________

(Official Capacity – please print)

                                                                                                ___________________________________

(Please print name of individual whose signature appears above,

if different from name of purchaser printed above)

THIS IS A PUBLIC DOCUMENT

APPENDIX “I-B”

FORM 4D2

PORTFOLIO MANAGER:  ADDITIONAL UNDERTAKING AND CERTIFICATION

If the undersigned is a portfolio manager purchasing as agent for accounts that are fully managed by it, pursuant to an exemption from the prospectus requirements prescribed by British Columbia Securities Law, the undersigned acknowledges that it is bound by the provisions of the Securities Act (British Columbia) (the “Act”), and undertakes to comply with all provisions of the Act relating to ownership of, and trading in, securities including, without limitation, the filing of insider reports and reports pursuant to Section 111 of the Act. If any of the information provided in this Form changes, the portfolio manager undertakes to notify the Exchange prior to participating in further private placements with Exchange listed companies.

If the undersigned carries on business as a portfolio manager in a jurisdiction outside of Canada, the undersigned certifies that:

a)

it is purchasing securities of the Issuer on behalf of managed accounts for which it is making the investment decision to purchase the securities and has full discretion to purchase or sell securities for such accounts without requiring the client’s express consent to a transaction;

b)

it carries on the business of managing the investment portfolios of clients through discretionary authority granted by those clients (a "portfolio manager" business) in ______________________ [jurisdiction], and it is permitted by law to carry on a portfolio manager business in that jurisdiction;

c)

it was not created solely or primarily for the purpose of purchasing securities of the Issuer;

d)

the total asset value of the investment portfolios it manages on behalf of clients is not less than $20,000,000; and

e)

it has no reasonable grounds to believe that any of the directors, senior officers and other insiders of the Issuer, and the persons that carry on investor relations activities for the Issuer, has a beneficial interest in any of the managed accounts for which it is purchasing.

Dated at _________________ on _______________________.

                                                                        ___________________________________

(Name of Purchaser – please print)

                                                                        ___________________________________

(Authorized Signature)

                                                            ___________________________________

(Official Capacity – please print)

                                                                                                ___________________________________

(Please print name of individual whose signature appears above,

if different from name of purchaser printed above)

APPENDIX “II”

This is the form required under section 3 of the BC Instrument 45-519 Retention of Current Exemptions for Six Months and, if applicable, by an order issued under section 76 of the Securities Act.

BC FORM 45-903F1

(Previously Form 20A(IP))

Securities Act

Acknowledgment of Individual Purchaser

1.

I have agreed to purchase from MINCO MINING & METALS CORPORATION (the "Issuer") ____________Units (the "Securities") of the Issuer.

2.

I am purchasing the Securities as principal and, on closing of the agreement of purchase and sale, I will be the beneficial owner of the Securities.

3.

I [circle one] have/have not received an offering memorandum describing the Issuer and the Securities.

4.

I acknowledge that:

(a)

no securities commission or similar regulatory authority has reviewed or passed on the merits of the Securities, AND

(b)

there is no government or other insurance covering the Securities, AND

(c)

I may lose all of my investment, AND

(d)

there are restrictions on my ability to resell the Securities and it is my responsibility to find out what those restrictions are and to comply with them before selling the Securities, AND

(e)

I will not receive a prospectus that the British Columbia Securities Act (the "Act") would otherwise require be given to me because the Issuer has advised me that it is relying on a prospectus exemption, AND

(f)

because I am not purchasing the Securities under a prospectus, I will not have the civil remedies that would otherwise be available to me, AND

(g)

the Issuer has advised me that it is using an exemption from the requirement to sell through a dealer registered under the Act, except purchases referred to in paragraph 5(g), and as a result I do not have the benefit of any protection that might have been available to me by having a dealer act on my behalf.

5.

I also acknowledge that: [circle one]

(a)

I am purchasing Securities that have an aggregate acquisition cost of $97,000 or more, OR

(b)

my net worth, or my net worth jointly with my spouse at the date of the agreement of purchase and sale of the security, is not less than $400,000, OR

(c)

my annual net income before tax is not less than $75,000, or my annual net income before tax jointly with my spouse is not less than $125,000, in each of the two most recent calendar years, and I reasonably expect to have annual net income before tax of not less than $75,000 or annual net income before tax jointly with my spouse of not less than $125,000 in the current calendar year, OR

(d)

I am registered under the Act, OR

(e)

I am a spouse, parent, brother, sister or child of a senior officer or director of the Issuer, or of an affiliate of the Issuer, OR

(f)

I am a close personal friend of a senior officer or director of the Issuer, or of an affiliate of the Issuer, OR

(g)

I am purchasing securities under section 2(c) of BC Instrument 45-519 Retention of Current Exemptions for Six Months ($25,000 - registrant required) and I have spoken to [Name of Registered Individual] __________________________ of [Name of Registered Individual’s Registered Dealer] ________________________ who advised me that they are registered to trade or advise in the Securities and that the purchase of the Securities is a suitable investment for me.

6.

If I am an individual referred to in paragraph 5(b), 5(c), or 5(d), I acknowledge that, on the basis of information about the Securities furnished by the Issuer, I am able to evaluate the risks and merits of the Securities because: [circle one]

(a)

of my financial, business or investment experience, OR

(b)

I have received advice from [Name of Registered Individual] __________________________ of [Name of Registered Individual’s Registered Adviser/Dealer] __________________________________ who advised me that they are:

(i)

registered to advise, or exempted from the requirement to be registered to advise, in respect of the Securities, and

(ii)

not an insider of, or in a special relationship with, the Issuer.

The statements made in this report are true.

DATED ____________________________, 2003.

                                                                        ___________________________________

Signature of Purchaser

                                                                        ___________________________________

Name of Purchaser

                                                            ___________________________________

Address of Purchaser

                                                                                                ________________________________________

APPENDIX “II-B”

This is the form required under section 135 of the Rules and, if applicable, by an order issued under section 76 of the Securities Act.

BC FORM 45-903F2

(Previously Form 20(NIP))

Securities Act

Acknowledgment of Purchaser That is not an Individual

1.

________________________ (the "Purchaser") has agreed to purchase from  Minco Mining & Metals Corporation (the "Issuer") ____________ Units (the "Securities") of the Issuer.

2.

The Purchaser is purchasing the Securities as principal, or is a trust company, insurer or portfolio manager acting on behalf of fully managed accounts and is deemed to be purchasing as principal under section 74(1) of the British Columbia Securities Act (the "Act").

3.

On closing of the agreement of purchase and sale, the Purchaser will be the beneficial owner of the Securities, except where the Purchaser is a trust company, insurer or portfolio manager acting on behalf of fully managed accounts under section 74(1) of the Act.

4.

The Purchaser [circle one] has/has not received an offering memorandum describing the Issuer and the Securities.

5.

The Purchaser acknowledges that:

(a)

no securities commission or similar regulatory authority has reviewed or passed on the merits of the Securities, AND

(b)

there is no government or other insurance covering the Securities, AND

(c)

the Purchaser may lose all of its investment, AND

(d)

there are restrictions on the Purchaser's ability to resell the Securities and it is the responsibility of the Purchaser to find out what those restrictions are and to comply with them before selling the Securities, AND

(e)

the Purchaser will not receive a prospectus that the Act would otherwise require be given to the Purchaser because the Issuer has advised the Purchaser that the Issuer is relying on a prospectus exemption, AND

(f)

because the Purchaser is not purchasing the Securities under a prospectus, the Purchaser will not have the civil remedies that would otherwise be available to the Purchaser, AND

(g)

the Issuer has advised the Purchaser that the Issuer is using an exemption from the requirement to sell through a dealer registered under the Act, except purchases referred to in paragraph 6(b), and as a result the Purchaser does not have the benefit of any protection that might have been available to the Purchaser by having a dealer act on the Purchaser's behalf.

6.

The Purchaser acknowledges that:

(a)

it is a "sophisticated purchaser" as described in paragraph 2 in the attached Appendix A [circle the applicable subparagraph in paragraph 2 in Appendix A]; OR

(b)

the Securities were purchased under section 128(c) ($25,000 - registrant required) of the Rules and an authorized signatory of the Purchaser has spoken to [Name of Registered Individual] __________________________ of [Name of Registered Individual’s Registered Dealer] _______________________________ (the "Registered Person") who advised the authorized signatory that the Registered Person is registered to trade or advise in the Securities and that the purchase of the Securities is a suitable investment for the Purchaser; OR

(c)

the Purchaser is a corporation, all the voting securities of which are beneficially owned by one or more of:

(i)

a close personal friend of a senior officer or director of the Issuer, or of an affiliate of the Issuer, OR

(ii)

a senior officer or director of the Issuer, or of an affiliate of the Issuer, OR

(iii)

a spouse, parent, brother, sister, or child of a senior officer or director of the Issuer, or of an affiliate of the Issuer.

7.

If the Purchaser is referred to in paragraph 6(a), the Purchaser acknowledges that, on the basis of information about the Securities furnished by the Issuer, the Purchaser is able to evaluate the risks and merits of the Securities because: [circle one]

(a)

of the financial, business or investment experience of the Purchaser, OR

(b)

the Purchaser has received advice from a person [Name of Registered Individual] _______________________ of [Name of Registered Individual’s Registered Adviser/Dealer] _____________________________ (the "Adviser") who advised the Purchaser that the Adviser is:

(i)

registered to advise, or exempted from the requirement to be registered to advise, in respect of the Securities, AND

(ii)

not an insider of, or in a special relationship with, the Issuer.

The statements made in this report are true.

DATED ____________________________, 2003.

                                                                        ___________________________________

Signature of Authorized Signatory of Purchaser

                                                                        ___________________________________

Name and Office of Authorized Signatory of Purchaser

                                                            ___________________________________

Name of Purchaser

                                                                                                ________________________________________

                                                                       Address of Purchaser

APPENDIX "III"

CERTIFICATE OF A U.S. PERSON

MINCO MINING & METALS CORPORATION

(the “Company”)

ONLY U.S. PURCHASERS NEED TO SIGN THIS

All capitalized terms herein, unless otherwise defined, have the meanings ascribed thereto in the Private Placement Subscription Agreement to which this Appendix “III” – Certificate of a U.S. Person is attached.

In addition to the covenants, representations and warranties contained in the Private Placement Subscription Agreement, the undersigned Purchaser covenants, represents and warrants to the Company that:

(a)

it is a "U.S. Person" as defined in Regulation S under the Securities Act of 1933 (United States) (the "1933 Act");

(b)

it has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of the investment and it is able to bear the economic risk of loss of the investment;

(c)

it is purchasing the Units and will purchase any securities ultimately issuable upon conversion or exercise of the Units, including the Shares, Warrants and Warrant Shares (collectively the "Securities") for investment only and not with a view to resale or distribution and in particular, it has no intention to distribute either directly or indirectly any of the Securities in the United States or to "U.S. Persons"; provided however that the Purchaser may sell or otherwise dispose of any of the Securities pursuant to registration thereof pursuant to the 1933 Act and any applicable State securities laws or in reliance on and pursuant to an exemption from such registration requirements.  The Purchaser acknowledges that the Company has not undertaken, and will have no obligation, to register any of the Securities under the 1933 Act or any applicable state securities laws.

(d)

it understands that the Securities have not been and will not be registered under the 1933 Act and that the sale contemplated hereby is being made in reliance on an exemption from such registration requirement;

(e)

it satisfies one or more of the categories indicated below (please place an "X" on the appropriate line or lines):

_______ Category 1.

An organization described in Section 501(c)(3) of the United States Internal Revenue Code, a corporation, a Massachusetts or similar business trust or partnership, not formed for the specific purpose of acquiring the Securities, with total assets in excess of US$5,000,000;

_______ Category 2.

A natural person whose individual net worth, or joint net worth with that person's spouse, on the date of purchase exceeds US$1,000,000;

_______ Category 3.

A natural person who had an individual income in excess of US$200,000 in each of the two most recent years or joint income with that person's spouse in excess of US$300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year;

______ Category 4.

A "bank" as defined under Section (3)(a)(2) of the 1933 Act or savings and loan association or other institution as defined in Section (3)(a)(5)(A) of the 1933 Act acting in its individual or fiduciary capacity; a broker dealer registered pursuant to Section 15 of the Securities Exchange Act of 1934; an insurance company as defined in Section 2(13) of the 1933 Act; an investment company registered under the Investment Company Act of 1940 or a business development company as defined in Section 2(a)(48) of such act; a Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301(c) or (d) of the Small Business Investment Act of 1958; a plan with total assets in excess of $5,000,000 established and maintained by a state, a political subdivision thereof, or an agency or instrumentality of a state or a political subdivision thereof, for the benefit of its employees; an employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974 whose investment decisions is made by a plan fiduciary, as defined in Section 3(21) of such act, which is either a bank, savings and loan association, insurance company, or registered investment adviser, or if the employee benefit plan has total assets in excess of $5,000,000, or, if a self-directed plan, whose investment decisions are made solely by persons that are accredited investors;

_______ Category 5.

A private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940;

_______ Category 6.

A director or executive officer of the Company;

_______ Category 7.

A trust with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the Securities, whose purchase is directed by a sophisticated person as described in Rule 506(b)(2)(ii) under the 1933 Act;

_______ Category 8.

An entity in which all of the equity owners satisfy the requirements of one or more of the foregoing categories.

(f)

it acknowledges that it has not purchased the Securities as a result of any form of general solicitation or general advertising including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio, or television, or any seminar or meeting whose attendees have been invited by general solicitation or general advertising;

(g)

it agrees that if it decides to offer, sell or otherwise transfer any of the Securities, it will not offer, sell or otherwise transfer any of such Securities directly or indirectly, unless:

(A)

the sale is to the Company;

(B)

the sale is made outside the United States in a transaction meeting the requirements of Rule 904 of Regulation S under the 1933 Act and in compliance with applicable local laws and regulations;

(C)

the sale is made pursuant to the exemption from the registration requirements under the 1933 Act provided by Rule 144 thereunder if available and in accordance with any applicable state securities or "Blue Sky" laws; or

(D)

the Securities are sold in a transaction that does not require registration under the 1933 Act or any applicable U.S. state laws and regulations governing the offer and sale of securities, and it has prior to such sale furnished to the Company an opinion of counsel reasonably satisfactory to the Company;

(h)

it understands and agrees that the Warrants may not be exercised in the United States or by or on behalf of a "U.S. Person" unless registered under the 1933 Act and any applicable state securities laws or unless an exemption from such registration requirements is available;

(i)

it acknowledges that it has not purchased the Securities as a result of, and will not itself engage in, any "directed selling efforts" (as defined in Regulation S under the 1933 Act) in the United States in respect of the Securities which would include any activities undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for the resale of the Securities; provided however that the Purchaser may sell or otherwise dispose of any of the Securities pursuant to registration of the Securities pursuant to the 1933 Act and any applicable state securities laws or under an exemption from such registration requirements and as otherwise provided herein; and

(j)

it understands and acknowledges that upon the issuance thereof, and until such time as the same is no longer required under the applicable requirements of the 1933 Act or applicable U.S. state laws and regulations, the certificates representing any of the Securities will bear a legend in substantially the following form:

"THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, (THE "SECURITIES ACT") AND MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY (A) TO THE COMPANY, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE SECURITIES ACT AND IN COMPLIANCE WITH APPLICABLE STATE SECURITIES LAWS, OR (C) WITH THE PRIOR WRITTEN CONSENT OF THE COMPANY, PURSUANT TO ANOTHER EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT AND ANY APPLICABLE STATE SECURITIES LAWS."

and that any certificate representing any securities issuable in exchange for any of the Securities or in substitution thereof will bear the same legend; provided that if any of the Securities are being sold under clause (g)(B) above, the legend may be removed from such Securities by providing a declaration to the registrar and transfer agent of the Company in the form the Company may reasonably prescribe from time to time; and

it acknowledges that it shall be required to make the following certification when selling securities in accordance with Regulation S of the 1933 Act;

"The Undersigned (A) acknowledges that the sale of the securities to which this declaration relates is being made in reliance on Rule 904 of Regulation S under the United States Securities Act of 1933, as amended (the "1933 Act") and (B) certifies that: (1) the seller is not an affiliate of the Company as defined in the 1933 Act (other than solely by virtue of his position as an officer or director of the Company); (2) the offer of such securities was not made to a person in the United States and either (a) at the time the buy order was originated, the buyer was outside the United States; or (b) the transaction was executed on or through the facilities of the Canadian Venture Exchange or The Toronto Stock Exchange or any other designated offshore securities market and neither the seller nor any person acting on its behalf knows that the transaction has been pre-arranged with a buyer in the United States; (3) neither the seller nor any affiliate of the seller nor any person acting on its or their behalf has engaged or will engage in any directed selling efforts in connection with the offer and sale of such securities; (4) the sale is bona fide and not for the purpose of "washing off" the resale restrictions imposed because the securities are "restricted securities" (as such term is defined in Rule 144(a)(3) under the 1933 Act); (5) the seller does not intend to replace the securities sold in reliance on Rule 904 of the 1933 Act with fungible unrestricted securities; and (6) the contemplated sale is not a transaction, or part of a series of transactions which, although in technical compliance with Regulation S, is part of a plan or scheme to evade the registration provisions of the 1933 Act.  Terms used herein have the meanings given to them by Regulation S under the 1933 Act.";

(k)

it consents to the Company making a notation on its records or giving instruction to the registrar and transfer agent of the Company in order to implement the restrictions on transfer set forth and described herein;

(l)

it, if an individual, is a resident of the state or other jurisdiction in its address set out in the “Address of Residence of Purchaser” on the cover page of the Agreement, or if the Purchaser is not an individual, the office of the subscriber at which the Purchaser received and accepted the offer to purchase the Securities is the address set out in the “Address of Residence of Purchaser” on the cover page of the Agreement;

(m)

it understands and acknowledges that the publicly available materials regarding the Company in Canada do not contain all the information that would be found in the applicable registration statement if the Units, or the Shares, Warrants or Warrant Shares were registered under the U.S. Securities Act;

(n)

it has relied solely upon its own independent investigation in making a decision to purchase the Securities and acknowledges that (i) the Securities are speculative investments which involve a substantial degree of risk with no assurance of any income from such investments and the possibility that such may become worthless and (ii) there is no market for the Units, Shares, Warrants or Warrant Shares in the United States, and investors must therefore be prepared to bear the economic risks for an indefinite period.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of a U.S. Person as of the _____ day of _________________, 2003.

If a Corporation, Partnership or Other Entity:          If an Individual:

____________________________                            ________________________________

Print or Type Name

Print or Type Name

____________________________                            ________________________________

Signature

Signature

____________________________                            ________________________________

Type of Entity

Social Security/Tax I.D. No.

APPENDIX “IV”

B.C. CERTIFICATE

IN THE MATTER OF MINCO MINING & METALS CORPORATION (the "Company")

AND THE SECURITIES ACT (B.C.) (the "Act")

In addition to the covenants, representations and warranties contained in the Private Placement Subscription Agreement, to which this Appendix “IV” – B.C. Certificate is attached, the undersigned Purchaser covenants, represents and warrants to the Company that the Purchaser is:

1.

an “accredited investor”, as defined in Multilateral Instrument 45-103 Capital Raising Exemptions (“MLI 45-103”), by reason of the fact that the undersigned Purchaser is, as defined in MLI 45-103 or National Instrument 14-101 Definitions (place an “X” on the appropriate line or lines):

(a)

a Canadian financial institution, or an authorized foreign bank listed in Schedule III of the Bank Act (Canada);

(b)

the Business Development Bank of Canada incorporated under the Business Development Bank of Canada Act (Canada);

(c)

an association under the Cooperative Credit Associations Act (Canada) located in Canada;

(d)

a subsidiary of any person or company referred to in paragraphs 1.(a) to 1.(c), if the person or company owns all of the voting securities of the subsidiary, except the voting securities required by law to be owned by directors of the subsidiary;

(e)

a person or company registered under the securities legislation, or under the securities legislation of another jurisdiction of Canada, as an adviser or dealer, other than a limited market dealer registered under the Securities Act (Ontario);

(f)

an individual registered or formerly registered under the securities legislation, or under the securities legislation of another jurisdiction of Canada, as a representative of a person or company referred to in paragraph 1.(e);

(g)

the government of Canada or a province, or any crown corporation or agency of the government of Canada or a province;

(h)

a municipality, public board or commission in Canada;

(i)

any national, federal, state, provincial, territorial or municipal government of or in any foreign jurisdiction, or any agency of that government;

(j)

a pension fund that is regulated by either the Office of the Superintendent of Financial Institutions (Canada) or a provincial pension commission or similar regulatory authority;

(k)

a registered charity under the Income Tax Act (Canada);

(l)

an individual who, either alone or jointly with a spouse, beneficially owns, directly or indirectly, financial assets having an aggregate realizable value that before taxes, but net of any related liabilities, exceeds $1,000,000;

(m)

an individual whose net income before taxes exceeded $200,000 in each of the two most recent years or whose net income before taxes combined with that of a spouse exceeded $300,000 in each of the two most recent years and who, in either case, reasonably expects to exceed that net income level in the current year;

(n)

a corporation, limited partnership, limited liability partnership, trust or estate, other than a mutual fund or non-redeemable investment fund, that had net assets of at least $5,000,000 as shown on its most recently prepared financial statements;

(o)

a mutual fund or non-redeemable investment fund that, in the local jurisdiction, distributes its securities only to persons or companies that are accredited investors;

(p)

a mutual fund or non-redeemable investment fund that, in the local jurisdiction, distributes its securities under a prospectus for which the regulator has issued a receipt;

(q)

an entity organized in a foreign jurisdiction that is analogous to any of the entities referred to in paragraphs 1.(a) through 1.(e) and paragraph 1.(j) in form and function;

(r)

a person or company in respect of which all of the owners of interests, direct or indirect, legal or beneficial, are persons or companies that are accredited investors;

or

2.

(place an “X” on the appropriate line or lines)

(a)

a director, senior officer or control person of the Company, or of an affiliate of the Company;

(b)

a spouse, parent, grandparent, brother, sister or child of a director, senior officer or control person of the Company, or of an affiliate of the Company;

(c)

a close personal friend of a director, senior officer or control person of the Company, or of an affiliate of the Company;

(d)

a close business associate of a director, senior officer or control person of the Company, or of an affiliate of the Company,

(e)

a person or company that is wholly-owned by any combination of persons or companies described in paragraphs 2.(a) to 2.(d);

3.

as defined in B.C. Instrument 45-507 Trades to Employees, Executives and Consultants (place an “X” on the appropriate line or lines):

(a)

an “employee” or “employee administrator”;

(b)

an “executive” or “executive administrator”;

(c)

a “consultant”, “consultant company” or “consultant partnership” (other than an “associated consultant” or an “investor consultant”);

of the Company or of an affiliated entity of the Company.

The statements made in this Certificate are true.

DATED ____________________________, 2003.

                                                                        ___________________________________

Name of Purchaser [Please Print]

                                                                        ___________________________________

Signature of Purchaser or Authorized Signatory of Purchaser

                                                            ___________________________________

Name and Office of Authorized Signatory of Purchaser [Please Print]

                                                                                                ________________________________________

                                                                       Address of Purchaser

APPENDIX “IV-A”

FORM 45-103F3

BRITISH COLUMBIA

RISK ACKNOWLEDGEMENT

W A R N I N G

I acknowledge that this is a risky investment:

•

I am investing entirely at my own risk.

•

No securities commission has evaluated or endorsed the merits of these securities or the disclosure in the offering memorandum.

•

The person selling me these securities is not registered with a securities commission and has no duty to tell me whether this investment is suitable for me. [Instruction:  Delete if sold by registrant]

•

I will not be able to sell these securities except in very limited circumstances.

•

I will not be able to sell these securities for  4 months from date of distribution.

•

I could lose all the money I invest.

I am investing $____________ [total consideration] in total; this includes any amount I am obliged to pay in future. _______________ [name of issuer] will pay $_____________ [amount of fee or commission ] of this to__________________ [name of person or company selling the securities] as a fee or commission.

I acknowledge that this is a risky investment and that I could lose all the money I invest.

_____________________

_____________________________

Date

Signature of Purchaser

_____________________________

Print name of Purchaser

You have 2 business days to cancel your purchase

To do so, send a notice to MINCO MINING & METALS CORPORATION stating that you want to cancel your purchase. You must send the notice before midnight on the 2nd business day after you sign the agreement to purchase the securities. You can send the notice by fax or email or deliver it in person to MINCO MINING & METALS CORPORATION at its business address.  Keep a copy of the notice for your records.

Issuer Name and Address:

MINCO MINING & METALS CORPORATION

Suite 1980 – 1055 West Hastings Street

Vancouver, British Columbia

V6E 2E9

Fax:  (604) 688-8030

E-mail:  mar@mincomining.com

You are buying Exempt Market Securities

They are called exempt market securities because two parts of securities law do not apply to them. If an issuer wants to sell exempt market securities to you:

•

the issuer does not have to give you a prospectus (a document that describes the investment in detail and gives you some legal protections), and

•

the securities do not have to be sold by an investment dealer registered with a securities commission.

There are restrictions on your ability to resell exempt market securities.  Exempt market securities are more risky than other securities.

You will receive an offering memorandum

Read the offering memorandum carefully because it has important information about the issuer and its securities.  Keep the offering memorandum because you have rights based on it.  Talk to a lawyer for details about these rights.

You will not receive advice [Instruction:  Delete if sold by registrant]

You will not get professional advice about whether the investment is suitable for you.  But you can still seek that advice from an adviser or investment dealer registered with a securities commission.  Contact the Investment Dealers Association of Canada (website at www.ida.ca) for a list of registered investment dealers in your area.

For more information on the exempt market, call your local securities commission.  British Columbia Commission, Telephone (604) 899-6500; www.bcsc.bc.ca.

Instruction: The purchaser must sign 2 copies of this form.  The purchaser and the issuer must each receive a signed copy.]

APPENDIX “V”

ALBERTA CERTIFICATE

IN THE MATTER OF MINCO MINING & METALS CORPORATION (the "Company")

AND THE SECURITIES ACT (ALBERTA) (the "Act")

In addition to the covenants, representations and warranties contained in the Private Placement Subscription Agreement, to which this Appendix “V” – Alberta Certificate is attached, the undersigned Purchaser covenants, represents and warrants to the Company that the Purchaser is:

1.

an “accredited investor”, as defined in Multilateral Instrument 45-103 Capital Raising Exemptions (“MLI 45-103”), by reason of the fact that the undersigned Purchaser is, as defined in MLI 45-103 or National Instrument 14-101 Definitions (place an “X” on the appropriate line or lines):

(a)

a Canadian financial institution, or an authorized foreign bank listed in Schedule III of the Bank Act (Canada);

(b)

the Business Development Bank of Canada incorporated under the Business Development Bank of Canada Act (Canada);

(c)

an association under the Cooperative Credit Associations Act (Canada) located in Canada;

(d)

a subsidiary of any person or company referred to in paragraphs 1.(a) to 1.(c), if the person or company owns all of the voting securities of the subsidiary, except the voting securities required by law to be owned by directors of the subsidiary;

(e)

a person or company registered under the securities legislation, or under the securities legislation of another jurisdiction of Canada, as an adviser or dealer, other than a limited market dealer registered under the Securities Act (Ontario);

(f)

an individual registered or formerly registered under the securities legislation, or under the securities legislation of another jurisdiction of Canada, as a representative of a person or company referred to in paragraph 1.(e);

(g)

the government of Canada or a province, or any crown corporation or agency of the government of Canada or a province;

(h)

a municipality, public board or commission in Canada;

(i)

any national, federal, state, provincial, territorial or municipal government of or in any foreign jurisdiction, or any agency of that government;

(j)

a pension fund that is regulated by either the Office of the Superintendent of Financial Institutions (Canada) or a provincial pension commission or similar regulatory authority;

(k)

a registered charity under the Income Tax Act (Canada);

(l)

an individual who, either alone or jointly with a spouse, beneficially owns, directly or indirectly, financial assets having an aggregate realizable value that before taxes, but net of any related liabilities, exceeds $1,000,000;

(m)

an individual whose net income before taxes exceeded $200,000 in each of the two most recent years or whose net income before taxes combined with that of a spouse exceeded $300,000 in each of the two most recent years and who, in either case, reasonably expects to exceed that net income level in the current year;

(n)

a corporation, limited partnership, limited liability partnership, trust or estate, other than a mutual fund or non-redeemable investment fund, that had net assets of at least $5,000,000 as shown on its most recently prepared financial statements;

(o)

a mutual fund or non-redeemable investment fund that, in the local jurisdiction, distributes its securities only to persons or companies that are accredited investors;

(p)

a mutual fund or non-redeemable investment fund that, in the local jurisdiction, distributes its securities under a prospectus for which the regulator has issued  a receipt;

(q)

an entity organized in a foreign jurisdiction that is analogous to any of the entities referred to in paragraphs 1.(a) through 1.(e) and paragraph 1.(j) in form and function;

(r)

a person or company in respect of which all of the owners of interests, direct or indirect, legal or beneficial, are persons or companies that are accredited investors;

or

2.

(place an “X” on the appropriate line or lines)

(a)

a director, senior officer or control person of the Company, or of an affiliate of the Company;

(b)

a spouse, parent, grandparent, brother, sister or child of a director, senior officer or control person of the Company, or of an affiliate of the Company;

(c)

a close personal friend of a director, senior officer or control person of the Company, or of an affiliate of the Company;

(d)

a close business associate of a director, senior officer or control person of the Company, or of an affiliate of the Company,

(e)

a person or company that is wholly-owned by any combination of persons or companies described in paragraphs 2.(a) to 2.(d);

or

3.

an “eligible investor”, as defined in MLI 45-103, by reason of the fact that the undersigned Purchaser is (place an “X” on the appropriate line or lines):

(a)

a person or company whose

(i)

net assets, alone or with a spouse, exceed $400,000,

(ii)

net income before taxes exceeded $75,000 in each of the two most recent years and who reasonably expects to exceed that income level in the current year, or

(iii)

net income before taxes combined with that of a spouse exceeded $125,000 in each of the two most recent years and who reasonably expects to exceed that income level in the current year,

(b)

a person or company of which a majority of the voting securities are beneficially owned by eligible investors or a majority of the directors are eligible investors;

(c)

a general partnership in which all of the partners are eligible investors;

(d)

a limited partnership in which the majority of the general partners are eligible investors,

(e)

a trust or estate in which all of the beneficiaries or a majority of the trustees are eligible investors;

(f)

an “accredited investor” as defined in, and for the reason noted, in 1. above;

(g)

a person or company that has obtained advice regarding the suitability of the investment and if the person or company is in a jurisdiction of Canada that advice has been obtained from an investment dealer, securities dealer or their equivalent, registered under the securities legislation of the jurisdiction.

The statements made in this Certificate are true.

DATED ____________________________, 2003.

                                                                        ___________________________________

Name of Purchaser [Please Print]

                                                                        ___________________________________

Signature of Purchaser or Authorized Signatory of Purchaser

                                                            ___________________________________

Name and Office of Authorized Signatory of Purchaser [Please Print]

                                                                                                ________________________________________

                                                                       Address of Purchaser

APPENDIX “V-A”

FORM 45-103F3

ALBERTA

RISK ACKNOWLEDGEMENT

W A R N I N G

I acknowledge that this is a risky investment:

•

I am investing entirely at my own risk.

•

No securities commission has evaluated or endorsed the merits of these securities or the disclosure in the offering memorandum.

•

The person selling me these securities is not registered with a securities commission and has no duty to tell me whether this investment is suitable for me. [Instruction:  Delete if sold by registrant]

•

I will not be able to sell these securities except in very limited circumstances.

•

I will not be able to sell these securities for 4  months from date of distribution.

•

I could lose all the money I invest.

I am investing $____________ [total consideration] in total; this includes any amount I am obliged to pay in future. _______________ [name of issuer] will pay $_____________ [amount of fee or commission ] of this to__________________ [name of person or company selling the securities] as a fee or commission.

I acknowledge that this is a risky investment and that I could lose all the money I invest.

_____________________

_____________________________

Date

Signature of Purchaser

_____________________________

Print name of Purchaser

You have 2 business days to cancel your purchase

To do so, send a notice to MINCO MINING & METALS CORPORATION stating that you want to cancel your purchase. You must send the notice before midnight on the 2nd business day after you sign the agreement to purchase the securities. You can send the notice by fax or email or deliver it in person to MINCO MINING & METALS CORPORATION at its business address.  Keep a copy of the notice for your records.

Issuer Name and Address:

MINCO MINING & METALS CORPORATION

Suite 1980 – 1055 West Hastings Street

Vancouver, British Columbia

V6E 2E9

Fax:  (604) 688-8030

E-mail:  mar@mincomining.com

You are buying Exempt Market Securities

They are called exempt market securities because two parts of securities law do not apply to them. If an issuer wants to sell exempt market securities to you:

•

the issuer does not have to give you a prospectus (a document that describes the investment in detail and gives you some legal protections), and

•

the securities do not have to be sold by an investment dealer registered with a securities commission.

There are restrictions on your ability to resell exempt market securities.  Exempt market securities are more risky than other securities.

You will receive an offering memorandum

Read the offering memorandum carefully because it has important information about the issuer and its securities.  Keep the offering memorandum because you have rights based on it.  Talk to a lawyer for details about these rights.

You will not receive advice [Instruction:  Delete if sold by registrant]

You will not get professional advice about whether the investment is suitable for you.  But you can still seek that advice from an adviser or investment dealer registered with a securities commission.  Contact the Investment Dealers Association of Canada (website at www.ida.ca) for a list of registered investment dealers in your area.

For more information on the exempt market, call your local securities commission.  Alberta Securities Commission - Calgary Telephone:  (403) 297-6454; Edmonton Telephone:  (780) 427-5201; www.albertasecurities.com.

Instruction: The purchaser must sign 2 copies of this form.  The purchaser and the issuer must each receive a signed copy.]

APPENDIX “VI”

ONTARIO CERTIFICATE

Only Purchasers resident in, or otherwise subject to the securities laws of,

Ontario need to complete this Certificate.

IN THE MATTER OF MINCO MINING & METALS CORPORATION (the "Company")

AND THE SECURITIES ACT (Ontario) (the "Act")

In addition to the covenants, representations and warranties contained in the Private Placement Subscription Agreement, to which this Appendix “VI” – Ontario Certificate is attached, the undersigned Purchaser covenants, represents and warrants to the Company that the Purchaser is:

1.

an “accredited investor”, as defined in Ontario Securities Commission Rule 45-501 Exempt Distributions, by reason of the fact that the undersigned Purchaser is (please place an “X” on the appropriate line or lines):

(a)

a bank listed in Schedule I or II of the Bank Act (Canada), or an authorized foreign bank listed in Schedule III of that Act;

(b)

the Business Development Bank incorporated under the Business Development Bank Act (Canada);

(c)

a loan corporation or trust corporation registered under the Loan and Trust Corporations Act (Ontario) or under the Trust and Loan Companies Act (Canada), or under comparable legislation in any other jurisdiction;

(d)

a co-operative credit society, credit union central, federation of caisses populaires, credit union or league, or regional caisse populaire, or an association under the Cooperative Credit Associations Act (Canada), in each case, located in Canada;

(e)

a company licensed to do business as an insurance company in any jurisdiction;

(f)

a subsidiary of any company referred to in paragraph 1.(a), 1.(b), 1.(c), 1.(d) or 1.(e), where the company owns all of the voting shares of the subsidiary;

(g)

a person or company registered under the Act or securities legislation in another jurisdiction as an adviser or dealer, other than a limited market dealer;

(h)

the government of Canada or of any jurisdiction, or any crown corporation, instrumentality or agency of a Canadian federal, provincial or territorial government;

(i)

any Canadian municipality or any Canadian provincial or territorial capital city;

(j)

any national, federal, state, provincial, territorial or municipal government of or in any foreign jurisdiction, or any instrumentality or agency thereof;

(k)

a pension fund that is regulated by either the Office of the Superintendent of Financial Institutions (Canada) or a provincial pension commission or similar regulatory authority;

(l)

a registered charity under the Income Tax Act (Canada);

(m)

an individual who beneficially owns, or who together with a spouse beneficially own, financial assets, namely cash, securities, or any contract of insurance or deposit or evidence thereof that is not a security for purposes of the Securities Act (Ontario), having an aggregate realizable value that, before taxes but net of any related liabilities, exceeds $1,000,000;

(n)

an individual whose net income before taxes exceeded $200,000 in each of the two most recent years or whose net income before taxes combined with that of a spouse exceeded $300,000 in each of those years and who, in either case, has a reasonable expectation of exceeding the same net income level in the current year;

(o)

an individual who has been granted registration under the Act or securities legislation in another jurisdiction as a representative of a person or company referred to in paragraph 1.(g), whether or not the individual’s registration is still in effect;

(p)

a promoter of the issuer or an affiliated entity of a promoter of the issuer;

(q)

a spouse, parent, grandparent or child of an officer, director or promoter of the issuer;

(r)

a person or company that, in relation to the issuer, is an affiliated entity or a person or company referred to in clause (c) of the definition of distribution in subsection 1(1) of the Act;

(s)

an issuer that is acquiring securities of its own issue;

(t)

a company, limited partnership, limited liability partnership, trust or estate, other than a mutual fund or non-redeemable investment fund, that had net assets of at least $5,000,000 as reflected in its most recently prepared financial statements;

(u)

a person or company that is recognized by the Commission as an accredited investor;

(v)

a mutual fund or non-redeemable investment fund that, in Ontario, distributes its securities only to persons or companies that are accredited investors;

(w)

a mutual fund or non-redeemable investment fund that, in Ontario, distributes its securities under a prospectus for which a receipt has been granted by the Director;

(x)

a managed account if it is acquiring a security that is not a security of a mutual fund or non-redeemable investment fund;

(y)

an account that is fully managed by a trust corporation registered under the Loan and Trust Corporations Act (Ontario);

(z)

an entity organized outside of Canada that is analogous to any of the entities referred to in paragraphs 1.(a) through 1.(g) and paragraph 1.(k) in form and function;

(aa)

a person or company in respect of which all of the owners of interests, direct or indirect, legal or beneficial, are persons or companies that are accredited investors;

or

2.

as defined in Ontario Securities Commission Rule 45-503 Trades To Employees, Executives and Consultants (please place an “X” on the appropriate line or lines):

(a)

an “employee” or “employee administrator”;

(b)

an “executive” or “executive administrator”;

(c)

a “consultant”, “consultant company” or “consultant partnership”;

of the Company or of an affiliated entity of the Company.

The statements made in this Certificate are true.

DATED ____________________________, 2003.

                                                                        ___________________________________

Name of Purchaser [Please Print]

                                                                        ___________________________________

Signature of Purchaser or Authorized Signatory of Purchaser

                                                            ___________________________________

Name and Office of Authorized Signatory of Purchaser [Please Print]

                                                                                                ________________________________________

                                                                       Address of Purchaser